First Farmers and Merchants Corporation

March 25, 2016

Via EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       First Farmers and Merchants Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed March 1, 2016
File No. 000-10972
Rule 13e-3 Transaction Statement on Schedule 13E-3
Filed March 1, 2016
File No. 005-89420

Dear Mr. Orlic:

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 24, 2016 with respect to the above-referenced filings.

For your convenience, the text of the Staff’s comment is set forth in italics below, followed by our response.

Preliminary Proxy Statement

General

  Please mark your proxy statement “preliminary copy.”

In response to the Staff’s comment, the Company has revised the cover page of the Preliminary Proxy Statement and marked it “preliminary copy” in the top right-hand corner.

  Please refile Exhibit 99 to your Schedule 13E-3 so that it is legible. We note in particular that we cannot review data relating to the market approach and may have further comment on that analysis upon review.

In response to the Staff’s comment, the Company has refiled Exhibit 99 to the Schedule 13E-3 as Exhibit 99(c)(ii) to the Amendment No. 1 to Schedule 13E-3 in a legible format. In addition, pursuant to the Company’s telephone call with you on March 24, 2016, the Company has supplementally transmitted a legible electronic copy directly to you of Exhibit 99(c)(ii).

  Please include all disclosure contained in your Schedule 13E-3 in your proxy statement.

In response to the Staff’s comment, the Company has added disclosure under the caption “Determination of Fairness by Merger Subsidiary and Filing Persons”, under the caption “Employee Benefits” and under the caption “Related Person Transactions” in order to include in the Company’s proxy statement all disclosure contained in the Company’s Schedule 13E-3.

  Disclosure throughout the document appears inconsistent regarding whether record ownership, beneficial ownership, or both are taken into consideration when determining whether to cash out a shareholder. For instance:

  “we may . aggregate the outstanding shares held (whether of record or beneficially owned) by any person or persons that we determine to constitute a single holder for purposes of determining the number of shares owned by such holder”

  “shares you hold in street name will not be added to the number of shares you hold directly in record name in determining the number of shares you hold”

Please advise, or revise your disclosure.

In response to the Staff’s comment, the Company has revised its disclosure to clarify its intent not to aggregate street name shares with record name shares.

Financing of the Merger (page 39), page 8

  Please confirm that if you determine to finance the payment of the merger consideration, you will provide the information required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

In supplemental response to the Staff’s comment, the Company hereby confirms that it does not intend to finance the payment of the merger consideration and, if it subsequently determines to do so, it hereby undertakes to provide the information required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

Purpose and Reasons for the Merger, page 12

  Please disclose the stock prices referenced in the first bullet point on page 13.

In response to the Staff’s comment, the Company has revised its disclosure to provide the referenced stock prices.

Background of the Going Private Merger Proposal, page 14

  Please disclose why the Corporate Vision Committee recommended not to proceed with a Rule 13e-3 transaction on June 18, 2013.

In response to the Staff’s comment, the Company has revised its disclosure to provide the requested disclosure.

  Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your proxy statement to summarize any and all presentations made by any outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. We note in particular the initial valuation report delivered by Sheshunoff on November 16, 2015.

In response to the Staff’s comment, the Company has filed as Exhibit 99(c)(iii) to Amendment No. 1 to Schedule 13E-3 the initial valuation report dated November 17, 2015, as described in the proxy statement under the caption “Background of the Going Private Merger Proposal,” which is the only other presentation made by an outside party to the Company in connection with this transaction.

  We note the statement in the next to last paragraph on page 16 that affiliated and unaffiliated shareholders are treated identically under the terms of the transaction as proposed. This does not appear to be the case, in that no affiliates will be cashed out. Please revise.

In response to the Staff’s comment, the Company believes the disclosure to be accurate that affiliated and unaffiliated shareholders are receiving identical treatment as the terms of the merger apply to all shareholders in the same manner. Although none of the directors or executive officers will be cashed out, there is an immaterial number of shares held by a company owned by an affiliate of the Company that will be cashed out as a result of this transaction. The cash out of these shares is accounted for in the numbers provided on pages 1 (296,001 shares represents all shares held by affiliates prior to the merger) and 26 (295,801 shares represents shall shares held by affiliates if the merger is consummated). The Company has revised its disclosure to provide clarification.

Earnings Multiple, page 18

  Please disclose with more specificity the board of director’s knowledge of the community banking industry which caused it to believe that the price to be paid in the merger reflects a reasonable multiple to earnings for the year ended December 31, 2015.

In response to the Staff’s comment, the Company has revised its disclosure to provide more specificity.

Opinion of Independent Financial Advisor, page 20

  We note that the financial advisor reviewed certain projections in performing its analysis. Please revise your proxy statement to disclose all projections that are materially related to the transaction.

In response to the Staff’s comment, the Staff is supplementally advised that the projections disclosed in the Valuation Discussion for the Board of Directors presented by Sheshunoff & Co., dated as of February 16, 2016, included as Exhibit 99(c)(ii) to the Schedule 13E-3 were prepared by the Company and provided to Sheshunoff & Co. in connection with its engagement as the Company’s financial advisor. The Staff is also supplementally advised that the projections that were included in Exhibit 99(c)(ii) were prepared by the Company in accordance with generally accepted accounting principles.

  Please disclose the method of selection of the financial advisor. See Item 1015(b)(3) of Regulation M-A.

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Background of the Going Private Merger Proposal” to supplement the disclosure with respect to its method of selection of the financial advisor.

Market Approach, page 22

  Please disclose the names of the companies used in the market approach analysis.

In response to the Staff’s comment, the Company has revised its disclosure to include the names of the companies used in the market analysis approach.

  Please disclose how this analysis resulted in a value of $32.37 per share.

In response to the Staff’s comment, the Company has revised its disclosure to include the analysis used in the market approach analysis resulting in a value of $32.37 per share.

Selected Historical Consolidated Financial Data, page 30

  Please include the ratio of earnings to fixed charges. See Item 1010(a)(3) of Regulation M-A.

In response to the Staff’s comment, the Company has revised its disclosure to provide this ratio.

Proposal 2: Election of Directors, page 44

  We note the second sentence of the third paragraph of this section. Please revise this disclosure so it is consistent with Rule 14a-4(c)(5) of Regulation 14A.

In response to the Staff’s comment, the Company has revised its disclosure and the proxy card.

Appendix B

  The staff notes the disclaimer of responsibility by the financial advisor relating to the projections and the assumptions on which they are based. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosures made in the document. Please revise.

In response to the Staff’s comment, the financial advisor has revised its opinion attached as Appendix B to remove this disclaimer.

  We note statements that the financial advisor owes its duty solely to FFMH and not to shareholders, that the financial advisor disclaims any liability or fiduciary duties to FFMH shareholders, and that its fairness opinion is solely for the information of the board of directors and not for the FFMH shareholders. These limitations are inconsistent with the disclosures relating to the fairness opinion. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). Please revise.

In response to the Staff’s comment, the financial advisor has revised its opinion attached as Appendix B to remove this disclaimer.

As requested, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response, please do not hesitate to call Robert E. Krimmel at (931) 380-8257, or our legal counsel on this matter, E. Marlee Mitchell at (615) 850-8943 or Richard T. Hills at (615) 850-8785.

Very truly yours,

/s/ Robert E. Krimmel
Robert E. Krimmel
Chief Financial Officer

cc:          E. Marlee Mitchell; Richard T. Hills